Exhibit 1

FOR IMMEDIATE RELEASE	7 November 2011

WPP PLC (“WPP”)

TNS acquires remaining shares in TNS OBOP in Poland

WPP announces that its wholly-owned operating company, TNS, the world’s largest custom research company, has acquired all of the remaining shares in Ośrodek Badania Opinii Publicznej sp.z.o.o. (“TNS OBOP”) from Telewizja Polska S.A., Poland’s public broadcasting corporation (“TVP”). This acquisition takes TNS’ stake in TNS OBOP from 60% to 100%.

Founded in 1958, TNS OBOP employs 129 people and is based in Warsaw. TNS OBOP is the most experienced research institute in Poland and Eastern Europe, specialising in market and opinion research and media measurement. Clients include TVP, Unicredit, BAT, MARS, France Telecom and Danone.

TNS OBOP’s gross revenues for the year ended 31 December 2010 were PLN 44.9 million with gross assets as at the same date of PLN 23.2 million.

This investment continues WPP’s strategy of strengthening its capabilities in measurable marketing disciplines. WPP companies employ around 6,000 people (including associates) across the CEE region, and has revenues of over $500 million (including associates), underlining its leading position in the marketing services sector in this important region.

Contact:

Feona McEwan, WPP	+44 (0)20 7408 2204